Exhibit 4.9

[NOTE: PLEASE NOTE THAT THE ENGLISH VERSION OF THE NOTICE IS A TRANSLATION FROM THE ORIGINAL DOCUMENT IN SPANISH. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TRANSLATION AND THE ORIGINAL SPANISH LANGUAGE VERSIONS, THE LATTER SHALL PREVAIL.]

RULES FOR TARIFF REGULATION

1.	General Considerations

1.1.

These rules governing Tariff Regulation and the appendices hereto (hereafter, “Rules”) are applicable to the airport concessions in which the Federal Economic Competition Commission (hereafter, “COFECE”) has opined that reasonable conditions do not exist to guarantee competition in the rendering of Regulated Services.

1.2.

The concessions referred to in the immediately preceding paragraph shall be subject to these Rules for as long as, in the opinion of the COFECE, there are no reasonable competitive conditions  to render airport services, nor in connection with leases and fees under the contracts that the concession holders enter into with complementary service providers, in accordance with the provisions of article 70 of the Airport Law.

1.3.

The Federal Civil Aviation Agency (hereafter, “AFAC”), an autonomous administrative body within the Department of Infrastructure, Communications and Transport, shall be the government agency in charge of the application of, interpretation of, and verification of compliance with these Rules.

1.4.

The Rules establish a maximum revenue per traffic unit (hereafter, “Joint Maximum Tariff”), which the concession holder may charge in exchange for the services specified in point 2 of these Rules (hereafter, “Regulated Services”).

1.5.

During one calendar year, total revenues accrued from the provision of Regulated Services at the airport, divided by the total number of traffic units handled, must not exceed the Joint Maximum Tariff in accordance with these Rules.

1.6.

For reporting purposes, all monetary calculations must be expressed in pesos as of December 31 of the immediately preceding year, in accordance with a similar methodology as that set forth in Financial Reporting Standard (NIF) B-10 “Inflationary Effects”.

1.7.

One traffic unit is defined as one passenger or 100 kilograms of cargo transported. The total traffic units handled by a given airport shall be calculated as the sum of passengers arriving and departing by air, including those in transit and transfer, who use the airport’s infrastructure, plus the airport’s amount of cargo (measured in hundreds of kilograms) arriving and departing, in transit and in transfer.

1.8.	In the event that a concession holder accrues revenues in excess of the established Joint Maximum Tariff in a given calendar year, after a hearing with the concession holder the AFAC will stipulate an adjustment to specific registered tariffs. The AFAC will permit the concession holder to re-register its tariffs with the aim of reducing its revenues from Regulated Services.

2.	Regulated Services

2.1.	As per these Rules, Regulated Services are defined as: airport services, leases, and fees relating to the contracts that the concession holder enters into with the providers of complementary services.

2.2.	The following are expressly excluded from the Regulated Services:

2.2.1.	Public car parking services.

2.2.2.	Leases and fees relating to administrative offices or facilities that, in the opinion of the AFAC, are not indispensable for the rendering of services to passengers or aircraft.

3.	Specific Tariffs

3.1.

The concession holder shall establish and register with the AFAC specific tariffs applicable to each of the Regulated Services, in accordance with the provisions of articles 69 of the Airport Law and 133, section I, 134, 135 and 136 of the Airport Law Regulations. Such specific tariffs may only be modified once every six months ordinarily, or extraordinarily when adjustments are made to the Joint Maximum Tariff or when the AFAC detects revenues accrued in excess of the Joint Maximum Tariff in a given calendar year.

3.2.

The concession holder shall be at liberty to determine different tariff levels for different times, operations volumes, regulated service packages, and other conditions in general, provided that said tariffs do not exceed those registered with the AFAC and are applied to all users that meet the corresponding conditions. The concession holder shall notify the AFAC of any incentives, promotions, or discounts applicable to the tariffs.

4.	Determination of Joint Maximum Tariff

4.1.

The Joint Maximum Tariff will be determined ordinarily in the last six months of each five-year period, that is, once every five years. However, during each five-year period the Joint Maximum Tariff may be adjusted or updated as required, as set forth in points 5 and 7 of these Rules.

4.2.

The numeric values of the variables used to calculate the Joint Maximum Tariff will be proposed by the concession holder during the final year of the preceding five-year period. They will be subject to review and, if applicable, authorization by the AFAC, in accordance with the provisions of Appendices A and B of these Rules. Economic and financial variables must be stated in real terms from the immediately preceding year.

4.3.	The discount rate or rate of return applicable to the calculation of the Joint Maximum Tariff will be established by the AFAC, in accordance with the provisions of point 9 of these Rules.

4.4.

It is hereby understood that the discount rate constitutes a parameter for the determination of the Joint Maximum Tariff and under no circumstances will it be construed that the discount rate on investments constitutes a guarantee or commitment on the part of the Federal Government with regard to yield objectives or similar future returns. Furthermore, achievement of such returns shall not constitute a condition for the concession holder’s compliance with its obligations as set forth in the Concession Agreement.

4.5.	The Joint Maximum Tariff will be determined using the discounted cash flow method. The Joint Maximum Tariff will be calculated and established on the basis of the following formula:

Where:

VPN	Net Present Value	Refers to reference value as of year n.
TMC	Joint Maximum Tariff	Refers to Joint Maximum Tariff per traffic unit for regulated services.
UT	Traffic Unit	Refers to the number of traffic units forecast for each year in the first five-year period of the proposed Master Development Program.
I	Investments	Sum of committed investments to be made in each year of the first five-year period of the proposed Master Development Program, in relation to the rendering of regulated services.
C	Costs and operating expenses

All forecast costs and operating expenses (not including depreciation and amortization) for each year of the first five-year period of the proposed Master Development Program, in relation to the rendering of regulated services.

r	Discount rate	Refers to the rate of return on investments.
n	Year	Refers to each of the calendar years of the five-year period.
VT	Terminal Value	Refers to the residual value at the close of year 5, which will be estimated as set forth in point 10.

4.6.	The value of capital investments (I) to be included in the formula will only consider the sum of estimated amounts for investments for the rendering of Regulated Services.

4.7.

The value of costs and operating expenses (C) to be included in the formula will only consider the sums of estimated expenditures for the provision of Regulated Services, which shall be broken down in accordance with the categories defined in Appendix A of the Rules.

4.8.

During an ordinary or extraordinary Joint Maximum Tariff review, the AFAC will request that the concession holder provide any and all relevant information and documentation that substantiates or helps to substantiate the proposed values for the sums of investments (I) and costs and operating expenses (C), in order for the AFAC to authorize the proposed sums. If the AFAC determines that such information contains errors and/or inconsistencies, a hearing will be held with the concession holder and the AFAC may make modifications to the sums presented by the concession holder for (I) and (C).

4.9.

The Joint Maximum Tariff determined in accordance with the aforementioned procedure shall be binding for the applicable five-year period. In the process of reviewing and determining the Joint Maximum Tariff, the AFAC will seek to reduce abrupt variations in each five-year period.

5.	Updates and Adjustments to Joint Maximum Tariff

5.1.	The Joint Maximum Tariff, once determined for the corresponding five-year period, will be adjusted annually for efficiency and will be updated for inflation, as provided in these Rules.

5.2.

The Joint Maximum Tariff will be adjusted on the first day of each year during the five-year period in question according to the efficiency factor, which will be previously determined in the ordinary five-yearly review. This efficiency factor must be published together with the Joint Maximum Tariff at the start of each year during the five-year period.

5.3.	The efficiency factor will be determined by the AFAC and will be less than 1, expressed in decimals.

5.4.	Adjustments for efficiency will be determined according to the following formula:

Where:

TMCt	New Joint Maximum Tariff	Refers to current Joint Maximum Tariff, after adjustment for efficiency.
TMCt-1	Previous Joint Maximum Tariff	Refers to Joint Maximum Tariff applicable up to adjustment for efficiency.
X	Efficiency factor adjustment	Refers to efficiency factor, expressed in decimals, that will be used to adjust the Joint Maximum Tariff.

5.5.

Following adjustment for efficiency, the Joint Maximum Tariff will be updated for accumulated inflation according to the National Producer Price Index (hereafter, “INPP”), excluding oil, published by the National Institute of Statistics and Geography (hereafter, “INEGI”). Said updates shall be carried out every six months or in the event of an accumulated increase greater than five per cent (5.0%), whichever occurs first following the date of the most recent update for inflation.

6.	Regular Reviews of Joint Maximum Tariff

6.1.

The Joint Maximum Tariff will be revised regularly every five calendar years, within the final six months of the current five-year period, when the Master Development Program for the subsequent period is submitted for review.

6.2.

On the basis of the forecasts in the Master Development Program approved for the subsequent period and these Rules, the AFAC will revise and determine the new parameters applicable during the next five years, including new projections for traffic units, reference values, discount rate, estimated operating costs and expenses, and investment commitments.

6.3.	For the purposes of the above, the Master Development Program must be prepared in accordance with the procedures set forth in Appendix B of these Rules.

6.4.

The AFAC may at any time require the concession holder to provide any clarifications or additional information it considers pertinent, and may request the opinions of airport users, air carriers, and passengers.

7.	Extraordinary Adjustments to Joint Maximum Tariff

7.1.

The AFAC may carry out an extraordinary review and, if applicable, adjustment of the Joint Maximum Tariff whether or not the relevant five-year period has elapsed, under the circumstances set forth in this point.

7.2.

At the request of the concession holder, when operating costs or capital investments are required in relation to the rendering of Regulated Services, which are not included in the Master Development Program, as a result of:

7.2.1.	Modifications to the applicable legislation or regulations with regard to the quality standards that the concession holder is required to meet prior to the next periodical review;

7.2.2.

Modifications to the applicable legislation or regulations that require the implementation of new security measures or environmental protection measures that the concession holder must comply with immediately; or

7.2.3.	Natural disasters that result in the modification of the Master Development Program, in terms of both forecast demand and the investments and works required. For the purposes thereof, any compensation deriving from respective insurance policies shall be taken into consideration, at nominal value and as an operating expense, in the year immediately following payment of said compensation, in order to adjust the Joint Maximum Tariff for subsequent years. If the inclusion of compensation results in an abrupt rise in the Joint Maximum Tariff, the sum may be spread over several years, with the respective price adjustment.

7.3.

When the AFAC authorizes the concession holder to reduce the capital investments established in the approved Master Development Program, as a result of a significant decrease in air traffic in a given year compared to the traffic forecast as used as an assumption in said Program for the year in question, due to a contraction in economic activity in Mexico in excess of five per cent (5.0%), measured in terms of the Gross Domestic Product reported by the INEGI for the previous 12 consecutive months.

7.4.	The AFAC will adjust the Joint Maximum Tariff when as a result of the annual review it is determined that in the immediately preceding year:

7.4.1.	The investments established in the current Master Development Program were not made in whole or in part, and as a result works were not carried out or were carried out to a lesser standard.

7.4.2.	Total revenues accrued from the rendering of Regulated Services divided by the total number of traffic units in the calendar year exceeded the updated, authorized Joint Maximum Tariff.

7.5.

In the circumstances set forth in points 7.4.1 and 7.4.2, and notwithstanding any applicable penalties, the AFAC will reduce the Joint Maximum Tariff in such a way that, in accordance with present value and based on the application of the discount rate in force, users are compensated for the excess charges. In the case of the circumstance mentioned in point 7.4.2, the AFAC may stipulate adjustments to specific tariffs.

7.6.	When extraordinary reviews are carried out:

7.6.1.	The concession holder must present any and all information and documentation that is requested of it, as well as any other supporting documentation that justifies the request.

7.6.2.

In extraordinary reviews of the Joint Maximum Tariff, the reference values for the year in question will be used, updated for inflation on the basis of the INPP excluding oil, and the formula described in point 4.5 will be applied.

7.6.3.

The adjusted Joint Maximum Tariff, as per this point, will be applied for the remainder of the period until the next regular review, on the understanding that it may be adjusted and updated in accordance with the provisions of point 5 and this point.

8.	Determination of Reference Values

8.1.

Reference values represent the net present value of cash flows (before tax) projected and generated by the rendering of Regulated Services. Their calculation method is described in Appendix E of this document. They are the sum of revenues arising from the rendering of Regulated Services, less costs and operating expenses (excluding depreciation and amortization) and projected capital investments.

8.2.

Reference values constitute an indicative parameter only for the estimation, and where applicable the determination, of the Joint Maximum Tariff. Consequently, they do not constitute a guarantee of any nature on the part of the Federal Government with regard to financial returns or the value of the airport business.

8.3.

Reference values will be calculated on the basis of the cash flow in the projections presented by the concession holder as part of the most recent approved Master Development Program, which is applicable to the period in question, and discounted at the applicable discount rate determined by the AFAC as per point 9 below.

8.4.

As from the seventh ordinary period of determination of the Joint Maximum Tariff, a comparison will first be made of forecast traffic units in the immediately preceding five-year period against the actual traffic results over the same time. In the event that there is an accumulated difference greater than 3% in the airport group, an adjustment will be made to the reference value (year 6 according to the authorization document) to be used for the new calculation. The economic value resulting from the excess traffic units above 3% will be deducted from the reference value for year 6 of the five-year period immediately preceding the regular review. Economic value shall be understood to mean regulated revenue less concession fees on the excess income.

8.5.

During the procedure to determine the Joint Maximum Tariff for the following ordinary period, the first reference value for the following five-year period will be re-estimated as the sum of the approved reference values for the sixth year of the previous ordinary or extraordinary review, as applicable, for each concession holder in the group, which will be distributed to each concession holder on the basis of the actual average traffic units recorded during the last five years. For the purposes thereof, the AFAC will calculate an annualized figure for the remainder of the final year of the current five-year period on the basis of the traffic units recorded during said year, in order to establish a five-year total for traffic units.

8.6.

The present value of payments disbursed to the government, in excess of those included in the most recent ordinary review as per point 3 of Appendix A, shall be added to the reference value for year 6 to be used in the following ordinary review.

8.7.	For the adjustments set forth in this section, the value determined in point 8.3 will first be adjusted according to point 8.4, followed by 8.6 and finally 8.5.

9.	Determination of Discount Rate

9.1.	The Discount Rate or objective for return on investments is a measure of the capital cost (real, before taxes) of companies in the airport industry, and constitutes just one parameter for the determination of the Joint Maximum Tariff. The Discount Rate will be determined on the basis of average rates in the airport sector in the United Mexican States.

9.2.

For the calculation of the Discount Rate, the Average Weighted Cost of Capital (hereafter, “CPPC”) will first be determined according to internationally accepted methodology. This is defined by the following formula:

Where:

rd is the cost of debt

ra is the cost of equity

D is the value of debt

A is the value if equity

d	=	D	is the level of leverage
D+A

t is the corporate income tax rate according to the Income Tax Law [Ley del Impuesto Sobre la Renta]

9.3.	Subsequently, CPPC “before tax” will be calculated, according to the following formula:

Where:

CPPCAI is CPPC before tax

9.4.	Finally, the Discount Rate is determined on the basis of CPPC “before tax-real”, according to the following formula:

Where:

is the five-year average of the expected  inflation rate at period-end in the United States of America published in the most recent World Economic Outlook publication by the International Monetary Fund.

9.5.	The parameters used to calculate CPPC and Discount Rate will be estimated in accordance with the procedures described below:

9.5.1.	Determination of Cost of Equity ()

The cost of equity is determined using the Capital Asset Pricing Model (“CAPM”) methodology, based on the following formula:

Where:

ra is the cost of equity

rf is the risk-free rate of return

rm is the market-risk premium

β is the volatility of return of companies in the airport sector in Mexico in comparison to the stock market as a whole

Risk-Free Rate of Return (rf)

The risk-free rate of return will be determined on the basis of an average over the last five years of the rate of return on dollar-denominated UMS (United Mexican States) Bonds issued on the global markets by the Government of the United Mexican States. For the purposes thereof, UMS Bonds with maturity periods of between 5 and 30 years will be used for reference.

In the event that the Government of the United Mexican States suspends UMS Bond issuances, the calculation will be based on the average over the last five years of the rate of return on United States of America Treasury Bonds with maturity periods of between 5 and 30 years, plus a country-risk premium provided by internationally recognized sources.

Market-Risk Premium (rm)

The market-risk premium represents the premium paid by the market for investment in assets on the stock market. Market risk must be quantified as a measure of the relative volatility of the markets, in particular in relation to the market risk in the United States of America, as indicated below:

Where:

rm is the market-risk premium (%)

rm,EEUU is the market-risk premium in the United States of America (%)

σMEXis the standard deviation of the stock market in Mexico (per Índice de Precios y Cotizaciones) (%)

σEEUU is the standard deviation of the stock market in the United States of America (per S&P 500) (%)

To ensure objectivity, transparency, and consistency with other parameters, average values over the last five years as estimated by Aswath Damodaran will be used for rm,EEUU,σMEX and σEEUU

In the event that Aswath Damodaran suspends or cancels the publication of these parameters, the AFAC will determine them in accordance with internationally accepted methodologies, using a weekly frequency for the last five years.

Beta for Companies in the Airport Sector (β)

β measures the sensitivity of returns on the shares of a company in relation to the yield of the stock market as a whole.

To determine the value of β, the AFAC will follow the sequential steps outlined below:

i).

Determine the leveraged β value for each company in the airport sector that is traded on the stock market in Mexico. To ensure objectivity, transparency, and consistency with other parameters, the β value published by Reuters on its official website will be used, which is calculated with a monthly frequency over the past five years.

In the event that Reuters suspends or cancels the publication of the required leveraged β values, the AFAC will determine leveraged β values in accordance with internationally accepted methodologies, using a monthly frequency for the last five years.

ii).	Deleverage each leveraged β value obtained in step i), according to the following formula:

For the purposes of this calculation, the arithmetic average of the capital structure of all of the concession holders subject to these Rules will be used, to calculate the mean D/A quotient reported in annual financial statements during the last five years.

iii).

Releverage each deleveraged β obtained in step ii), using the arithmetic average of the capital structure of the airport group in particular, as a function of the D/A quotient reported in annual financial statements during the last five years, for each concession holder that makes up the airport group.

iv).	Obtain the arithmetic average of the releveraged β values obtained in step iii).

The average β value obtained from this step will be the β value used as a parameter in the formula to determine the cost of equity (ra).

9.5.2.	Leverage Level

During each regular review, to estimate the level of leverage (d) the ratio will be Mexican airport concession holders that form part of the airport group in particular, in relation to their operations in Mexico, and the arithmetic averages of these levels will then be determined. For the purposes thereof, average values observed during the last five years will be taken into account.

9.5.3.	Cost of Debt

During each regular review, to determine the cost of debt (rd) the total cost of debt will be calculated for each airport group in particular, made up of the concessions holders subject to determination of the Joint Maximum Tariff, including all short- and long-term debt in the form of credits, loans, bond issuances, and other financial instruments (derivatives, options, etc.) with an implicit financial cost.

For the purposes thereof, the concession holder must provide the cost of debt established in current loan agreements or similar documents, which specify the general terms and conditions relating to interest rates, debt amounts, capital amortizations, and so on, and shall explain the methodology used to determine the cost of debt presented for the last five years for the airport group, in relation to the airport concession holders in Mexico and their operations in Mexico.

9.5.4.	Proposed Capital Structure

In the event that the concessionaire decides to present a future capital structure and/or cost of debt that differs from that calculated by the AFAC, with verifiable documentary supporting evidence, the AFAC shall consider the capital structure submitted by the concession holders for the purposes of calculating the CPPC.

10.	Determination of Terminal Value

10.1.	Terminal value represents the present value of cash flows to be generated during the remaining period of validity of the concession.

10.2.	Terminal value will be calculated on the basis of the following formula:

Where:

VT is Terminal Value

FEN is the cash flow corresponding to the final year of the five-year projection, calculated in accordance with Appendix E, excluding non-recurring investments made during such year. Such investments shall be understood to refer to those relating to capacity increases, which shall include but shall not be limited to new runways, new taxiways, new terminal buildings or the acquisition of land.

Subject to the AFAC’s discretion, other recurring or non-recurring investments that are properly justified shall also be included.

r is the discount rate calculated according to point 9 of these Rules.

n is the number of years between the final calendar year of the five-year projection and the final calendar year of the concession period.

g is calculated as the annual compound average growth rate (CAGR) of traffic units during the previous 10 years of the explicit forecast. If this growth rate is inconsistent with historical traffic performance in the airport during the concession period that has already elapsed, the AFAC may adjust the rate in accordance industry trends and specific growth rates in the airport.

11.	Supervision of Compliance

11.1.

Ordinarily at the beginning of each year, or extraordinarily, the AFAC will verify the concession holder’s degree of compliance with the application of the Joint Maximum Tariff and with the implementation of the required investments during the immediately preceding calendar year. For the purposes thereof, within the first three months of each calendar year, the concession holder will provide the AFAC with a detailed annual report, covering all points mentioned in Appendix C of these Rules.

11.2.

In order to verify compliance with investment commitments, physical and documentary inspections will be carried out. For the purposes thereof, the AFAC will schedule compliance-verification site visits at the airports under concession, with the aim of corroborating that the investments have been carried out in accordance with the authorized program, and according to the standards and specifications required by the applicable regulations.

11.3.

In the event that the concession holder requires an amendment to its Master Development Program to adjust investment commitments in the current year or subsequent years, as a result of an extraordinary situation that has been confirmed by the AFAC, it shall present an application for authorization to the AFAC by the 31st of December of the year in question at the latest. Under such circumstances, the AFAC will respond to the application within a period of no more than 60 calendar days, in order for the relevant supervision activities for compliance with investment obligations from the previous year to be carried out within the first six months of the subsequent year.

11.4.

Authorized amendments to the Master Development Programs may not entail the alteration of annual investments sums committed in the ordinary review, nor the total sums for the current five-year period, unless the AFAC issues an authorization for which an analysis and valuations are previously carried out.

11.5.

Verification of compliance with investment obligations shall be based on the version of the Master Development Program in force at the moment that site visits are conducted. Any subsequent modifications to the Master Development Program shall be applicable to the following ordinary or extraordinary verification visit.

11.6.

To assess compliance with annual investment commitments, the AFAC will verify both physical compliance with each investment project, as well as financial compliance as determined by the investment sums disbursed. Therefore the concession holder may not evidence compliance with investment projects without a physical inspection of the project by the AFAC, except in the case of advance payments for multiannual projects or with the prior authorization of the AFAC.

11.7.

The concession holder may reassign savings made in investment projects as a result of changes in unit prices for construction or exchange-rate fluctuations, and invest these sums in other projects, provided that the agreed scope of investment projects and the annual investment sums authorized in the Master Development Program are not affected.

11.8.

Once the physical and documentary inspections have been carried out to verify compliance with these Rules, and in the event of a modification to the Joint Maximum Tariff, the AFAC will provide notification of the adjusted Joint Maximum Tariff for the airport within the first six months of the year in question. The concession holder must therefore make the necessary adjustments to its specific tariffs to comply with the maximum revenues determined by the AFAC.

11.9.	Notwithstanding the foregoing, the AFAC may verify compliance with these Rules at any time. In relation thereto:

11.9.1.	The concession holder shall be obliged to provide periodic information as listed in Appendix C, as well as any other document, information or clarification required by the AFAC, and

11.9.2.

The AFAC may conduct surveys and consultation processes, whether directly or through third parties, with the participation of airport users, in order to verify information submitted by the concession holder, compliance with quality standards, and compliance with the Master Development Program.

11.10.

The AFAC may set forth specific requirements regarding the content and format of the information and documentation that the concession holder must present in accordance with this point, as well as forms and formulae that must be submitted.

12.	Period of Validity

12.1.	These Rules for Tariff Regulation shall enter into force as from the date of their notification to the concession holder.

APPENDIX A

CRITERIA TO ASSIGN COSTS AND EXPENSES CORRESPONDING TO THE PROVISION OF
SERVICES INCLUDED AS REGULATED SERVICES

1.	Costs and expenses directly attributable to the operation of airport services:

1.1	Staff:

1.1.1	In general, total costs are included for staff dedicated to airport activities, such as operations staff, maintenance and upkeep staff, security staff, and airport firefighters.

1.1.2

Costs relating to staff in shared areas, such as administrative, accounting and maintenance personnel, among other categories, shall be included on the basis of their contribution to revenues from Regulated Services during the last five years.

1.1.3	The AFAC shall assess and validate the sums relating to total staff costs and their relation to the rendering of Regulated Services.

1.2	Electricity:

1.2.1

In general, expenses are included for electricity consumption in infrastructure and equipment, as well as those areas of terminal buildings that are directly connected to the rendering of airport services. In terminal buildings, the cost will be distributed according to the square meters dedicated to the provision of Regulated Services as a proportion of total surface area.

1.2.2

In the event that this is not possible, all expenses that cannot be directly assigned to airport services shall be included on the basis of their contribution to revenues from Regulated Services during the last five fiscal years.

1.2.3	The AFAC shall assess and validate the sums relating to electricity costs and their relation to the rendering of Regulated Services.

1.3	Materials and supplies:

1.3.1

In general, expenses are included for materials and supplies used in infrastructure, equipment, and the areas of terminal buildings directly involved in the provision of Regulated Services. In the terminal building, the cost will be distributed in proportion to the use of the area in the provision of Regulated Services.

1.3.2

In the event that this is not possible, all expenses for materials and supplies that cannot be directly assigned to airport services shall be included on the basis of their contribution to revenues from Regulated Services.

1.3.3	The AFAC shall assess and validate the sums relating to material and supply costs and their relation to the rendering of Regulated Services.

1.4	Maintenance and upkeep:

1.4.1

In general, expenses are included for maintenance of infrastructure and equipment, and the areas of terminal buildings directly involved in the provision of Regulated Services. In the terminal building, the cost will be distributed in proportion to the number of square meters used in the provision of Regulated Services.

1.4.2

In the event that this is not possible, all expenses for maintenance that cannot be directly assigned to Regulated Services shall be included on the basis of their contribution to revenues from Regulated Services during the last five fiscal years.

1.4.3	The AFAC shall assess and validate the sums relating to maintenance and upkeep costs and their relation to the rendering of Regulated Services.

1.5	Insurance and security: Included directly in Regulated Services, unless insurance or security services are contract specifically for commercial services, which shall be excluded.

1.6	Taxes and contributions: Included on the basis of their contribution to revenues from Regulated Services during the last five years.

1.7	Other: Sundry expenses not attributable exclusively to Regulated Services shall be included on the basis of their contribution to revenues from Regulated Services during the last five years.

1.8	Any other item that the AFAC considers necessary for determination of the Joint Maximum Tariff.

2.	Costs and expenses at the corporate level:

2.1	Airport costs are assigned to each individual airport, in proportion to the number of traffic units handled, as registered at each airport according to the average of the last five years.

2.2	The following are distributed between airport costs and other costs:

2.2.1	Staff: As set forth in point 1.1.1. above.

2.2.2	Office rental and other general expenses: Included on the basis of their contribution to revenues from Regulated Services during the last five years.

3.Concession fees and duties:

3.1	The amount of fees will correspond to the percentage established in the Federal Fees Law, applied to the revenues derived from the rendering of services classed as Regulated Services.

4. Strategic partner consultancy fees:

Strategic partner consultancy fees are assigned to each individual airport, in proportion to the number of passengers or cargo units handled, as registered at each airport according to the average of the last five years. The sum assigned to Regulated Services will be the lower of 30% or the contribution of revenues from Regulated Services to total revenues during the last five business years.

APPENDIX B

PROCEDURE TO PREPARE THE MASTER DEVELOPMENT PROGRAM

The Master Development Program will be updated every five years, as provided in the Airport Law and the Airport Law Regulations, and in accordance with the following procedure:

1.

Twenty-four months prior to the date of the regular review, the concession holder will hire an independent company with proven experience in the relevant activities to conduct and process user surveys with regard to (a) existing quality standards, and those expected in the future, (b) traffic forecasts for the coming fifteen years, and (c) investment needs during the time horizon of the forecast.

2.

Eighteen months prior to the date of the regular review, the concession holder will prepare a draft Master Development Program for the airport, based on the results of the aforementioned surveys and in accordance with the provisions of the Airport Law and the Airport Law Regulations. Among other requirements, this draft document must indicate the following:

2.1	Annual forecasts for each of the fifteen subsequent years in real terms, unless otherwise determined by the AFAC;

2.2

For each year, operating and financial data must be included that includes as a minimum the forecasts for passengers, cargo workload units, and aircraft movements, with detailed breakdowns and in-depth explanations of the methodologies used to produce them. The AFAC may also require additional data.

2.3

An explanation must be provided of the quality standards applied, as well as the security measures and environmental protection measures taken into consideration. Any proposed alterations must be justified, and comparisons with other nationally and internationally used quality standards shall be included.

2.4

Estimated capital investments for each of the years covered, with a specification of whether they are related or not to Regulated Services, including an explanation of the main assumptions and methodologies used for estimation purposes, a detailed breakdown of the works to be carried out, cost (including item), program with the greatest level of detail possible regarding implementation and scope, and effects on the quality and capacity of the infrastructure;

2.5	A detailed estimate of operating costs and expenses per year relating to Regulated Services, with an explanation of the main assumptions used and following the criteria established in Appendix A.

2.6	A proposal for the discount rate to be used in the calculation of the Joint Maximum Tariff.

2.7	An estimation of the implications for the Joint Maximum Tariff and specific tariffs.

2.8	Any other information required by the AFAC.

3.

Twelve months prior to the date of the periodic review, and for a period of three months, the concession holder will make the draft Master Development Program and the estimated projections for the variables included in the equation for the Joint Maximum Tariff available for consultation by users, by means of the Operation and Slots Committee. This information shall include (a) quality standards, (b) traffic forecasts for the subsequent fifteen years, (c) investment needs and an estimated unit cost of works during the same time horizon, and (d) implications for the level of the Joint Maximum Tariff.

4.	Nine months prior to the date of the regular review, the concession holder will incorporate all pertinent comments and observations from users into the draft Master Development Program.

5.

Six months prior to the date of the regular review, the concession holder will submit the draft Master Development Program to the AFAC, together with the recommendation of the Operation and Slots Committee.

6.	For purposes thereof, the concession holder shall provide all information required by the AFAC relating to the Master Development Program.

7.

During the subsequent period, the AFAC will review the proposed Master Development Program and any other information submitted by the concession holder. The AFAC may require the concession holder to provide any additional clarification or information deemed necessary, and may request additional opinions from airport users and the Operations and Slots Committee.

8.

The AFAC will issue its resolution in accordance with the provisions of articles 36, 37, 38, 39, 40, 41, 46, 48, 61, 62, 71, 72, 73 TERDECIES, 74 and 76 of the Airport Law, and 23, 24, 26, 29, 30, 31, 32, 33, 34, 35, 37, 38, 39, 40, 41, 42, 43, 44, 45, 47, 48, 49, 50, 52, 53, 54, 55, 56, 57, 58, 62, 65, 90, 94, 95, 112, 113, 114, 116, 117, 119, 120, 122, 129, 130, 131, 132, 146, 149, 151, 152, 154, 155 y 160 of the Airport Law Regulations.

APPENDIX C

ANNUAL INFORMATION FROM CONCESSION HOLDER

Within the first three months of each calendar year, the concession holder must submit the following information and documentation to the AFAC. The information presented will correspond to the immediately preceding calendar year, and this obligation shall be applicable one year after these Rules enter into force.

1.

Financial statements prepared in accordance with Financial Reporting Standards, audited by an independent accounting firm of recognized prestige, that clearly describe revenue and expense accounts relating to Regulated Services and non-regulated services, and the details of accounts that allow the identification thereof.

2.

Total monthly passenger statistics, with detailed analysis of arriving passengers, departing passengers, transit passengers, transfer passengers, fee-paying passengers and those exempt from fees, as well as the corresponding cargo statistics. The preceding data must be presented with a breakdown by type of air transport service: scheduled, non-scheduled charter, non-scheduled air taxi, and commercial and non-commercial private aviation.

3.

Total monthly operations statistics, identifying aircraft type and client. In the case of commercial and non-commercial private air transport services, the concession holder must report an aggregate number by type of air transport.

4.	The distribution of passengers and operations at different times throughout the day.

5.	Indicators regarding the level of use of infrastructure.

6.	Level of and compliance with the quality standards set forth in the Concession Agreement.

7.	Details of investments made and under way, as well as reports on compliance with investment commitments.

8.	Current debt ratio corresponding to each short- and long-term credit.

9.	Delay and accident statistics.

10.	Productivity, operating and financial efficiency indicators for the airport.

11.	Number of persons employed, and total staff cost per operational or functional area, in accordance with the criteria defined in Appendix A.

12.	List of airport and complementary service providers, describing the services they render and the sums of the fees and rents paid by the service providers to the airport.

In the case of rents, the concession holder must include details of the rate per square meter, the number of square meters rented to each airport and complementary service provider, as well as specific attributes of the lease area and its location.

13.

List of air transport concession holders, assignees or permit holders that have been served at the airport, with the monthly details of revenues received from each user for each airport service and, if applicable, for each complementary service.

14.	Copy of all current insurance policies.

15.	List of insurance claims.

16.	Sums paid out as fees and duties to the Federal Government.

17.	List of operating costs attributable to the rendering of Regulated Services.

18.	Any other information that the AFAC deems necessary.

APPENDIX D

JOINT MAXIMUM TARIFF DETERMINATION FORM

The Federal Civil Aviation Agency, an autonomous administrative body within the Ministry of Infrastructure, Communications and Transport, based on the provisions of articles 67, 69 and 70 of the Airport Law and of these Rules for Tariff Regulation, hereby determines:

1.	The Joint Maximum Tariff of the airport, the reference values and the discount rate applicable for the following five-year period shall be as follows:

Period	Year	Reference Value	Discount Rate	Joint Maximum Tariff
1
1
1
1
1
2

2.	The discount rate is calculated in real terms and applies to cash flows expressed in Mexican pesos, before taxes, as set forth in point 9 of the Rules.

3.

The Joint Maximum Tariff established in the table above shall be adjusted in accordance with the provisions of the Rules for Tariff Regulation and the National Producer Price Index excluding oil published by the National Institute of Statistics and Geography.

4.

With the prior approval of the AFAC, the concession holder may make investments ahead of time, which shall be included in the Master Development Program for the following five-year period. For the purposes thereof, the concession holders must submit the requisite technical, operating and financial information that justifies bringing the investment forward.

APPENDIX E

PROCEDURE FOR CASH FLOWS CALCULATION DETERMINE REFERENCE VALUES

Cash flows shall be calculated as the sum of the following items:

Revenues not including value added tax generated from the provision of Regulated Services (aeronautical revenues)

(less) fees paid to the Federal Government, calculated according to the percentage applicable to total Airport Revenues

(less) operating costs and expenses, and costs for the maintenance and upkeep of infrastructure, facilities and equipment, not including depreciations and amortizations, incurred in the provision of Regulated Services

(less) corporate costs assigned to the airport, costs incurred in the provision of Regulated Services, and Strategic Partner consultancy fees assigned, (less) other extraordinary costs and expenses approved by the AFAC, incurred in the provision of Regulated Services.

(less) capital investments in infrastructure and equipment linked exclusively to the provision of Regulated Services and approved in the airport’s Master Development Program.